March 18, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Roger Schwall

Re:	J & J Snack Foods Corp.
Form 10-K for the Fiscal Year Ended September 26, 2009
Filed December 8, 2009
Form 10-Q for the Fiscal Quarter Ended December 26, 2009
Filed January 21, 2010
Schedule 14 A Definitive Proxy Statement
Filed December 22, 2009
File No. 0-14616

Dear Mr. Schwall:

This is in response to your letter dated February 26, 2010.  Our responses are keyed to your comments.

Schedule 14 A Definitive Proxy Statement, filed December 22, 2009

General

1.
Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Company Response:

We confirm that we will comply with the following comments in all future filings.

Annual Cash Incentive, page 10

2.
We note your disclosure that, in addition to the recommendation of the CEO and the annual results of the Company, you reviewed the “published reports of salaries and bonus given to CFO’s of 100 local Philadelphia companies” when determining the amount of Mr. Moore’s annual cash incentive.  Related disclosure on page 9 states that you strive to deliver competitive compensation as compared to companies with whom you compete for executive talent and that your “Compensation Committee reviews reports of compensation of 100 local Philadelphia companies.”  We further note your response letter to us dated May 8, 2008, which stated that your Compensation Committee uses these reports, with a “focus on companies with similar earnings and sales” as a source of information when making compensation decisions.  Please identify the comparison group of companies used when determining Mr. Moore’s annual cash incentive.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

The Committee reviewed the information included in the Philadelphia Business Journal report on the 100 largest public companies in the region.  The Committee did not use this information to create any specific comparison groups or as a benchmarking tool when determining any specific individual’s compensation, including Mr. Moore.

3.	In addition, disclose the actual percentile in comparison to this group of companies with respect to the annual cash incentive paid to Mr. Moore.

Company Response:

See our response to #2.

Summary Compensation Table, page 13

4.	Provide summary compensation information for the last three completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

Company Response:

      The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings (although we note that required information has changed for future filings):

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes compensation paid or earned for the three fiscal years ending September 26, 2009 for the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers (the “Named Executive Officers”).

Name and Principal Position	Year	Salary ___$__	Bonus ___$__	Stock Awards(1) ____$__	Option Awards ($) (1)	All Other Compensation _____$_____	Total __$__
Gerald B. Shreiber Chairman of the Board Chief Executive Officer Director	2009 2008 2007	700,000 675,000 650,000	1,032,811 697,702 802,790	0 0 0	338,150 306,400 262,133	13,886 13,038 11,098	2,084,847 1,692,140 1,726,021
Robert M. Radano Senior Vice President Chief Operating Officer	2009 2008 2007	318,777 307,763 295,000	150,000 100,000 100,000	0 0 0	20,279 26,223 39,710	13,332 11,614 7,488	502,388 445,600 442,198
Dennis G. Moore Senior Vice President Chief Financial Officer Secretary Treasurer Director	2009 2008 2007	336,271 323,769 311,317	220,000 185,000 185,000	0 0 0	20,279 26,223 39,710	16,626 16,251 15,192	593,176 551,243 551,219
Daniel Fachner President The ICEE Company	2009 2008 2007	316,137 304,497 293,230	273,482 261,446 276,200	0 0 0	20,279 26,223 39,710	19,408 18,684 15,880	629,306 610,850 625,020
Vincent Melchiorre Executive Vice President Food Group	2009 2008 2007	300,243 288,860 88,000	230,000 180,000 251,000	133,178 163,334 50,256	46,948 54,677 13,922	13,890 8,218 1,912	724,259 695,089 405,090

----------------------------------

(1)
All amounts reported in these columns correspond to amounts recorded for financial statement purposes. For a discussion of 2009 valuation assumptions, see Note A 13 to J & J’s Consolidated Financial Statements included in J & J’s Annual Report on Form 10-K for the fiscal year ended September 26, 2009.

Form 10-K for the Fiscal Year Ended September 26, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 12

5.
  Your disclosure indicates that you recognize revenue from equipment service and from equipment service contracts.  Please clarify the nature of each type of service that you provide to your customers and how you have determined that your accounting policy for each type of service complies with SAB Topic 13.  In addition, please revise the discussion within your business disclosure in Item 1 of your filing to disclose the nature of the services that you provide to your customers.

Company Response:

Service provided is the repair and maintenance of customers’ equipment and can be billed on a time and material basis or on a contract basis which provides for repair and maintenance over a fixed period of time.    With regard to adherence to SAB Topic 13, revenue from billing on a time and material basis is recorded when the service is performed and revenue from service contracts is recorded on a straight line basis over the term of the contracts since service is performed regularly over the  term of the contract.

The Company proposes to change its disclosure going forward.  Note that underlines below and throughout these responses are for emphasis and are not intended to be included in future filings.  The following disclosure illustrates the changes the Company will make in its future filings:

Item 1 disclosure:

Under the Company’s principal marketing program for frozen carbonated beverages, it installs frozen beverage dispensers for its ICEE and ARCTIC BLAST brands at customer locations and thereafter services the machines, arranges to supply customers with ingredients required for production of the frozen beverages, and supports customer retail sales efforts with in-store promotions and point-of-sale materials.  In most cases, the Company retains ownership of its dispensers, and as a result, customers are not required to make an investment in equipment or arrange for the ingredients and supplies necessary to produce and market the frozen beverages.  The Company also provides repair and maintenance service to customers for customers’ owned equipment and sells equipment in its Frozen Beverages segment, revenue from which amounted to 9% of sales in 2009, 9% of sales in 2008 and 8% of the Company’s sales in fiscal year 2007.  The Company sells frozen uncarbonated beverages under the SLUSH PUPPIE brand through a distributor network.

 Critical Accounting Polices, Judgments and Estimates Disclosure:

Revenue Recognition - We recognize revenue from our products when the products are shipped to our customers. Repair and maintenance equipment service revenue is recorded when it is performed provided the customer terms are that the customer is to be charged on a time and material basis or on a straight-line basis over the term of the contract when the customer has signed a service contract. Revenue is recognized only where persuasive evidence of an arrangement exists, our price is fixed or estimable and collectability is reasonably assured.  We record offsets to revenue for allowances, end-user pricing adjustments, trade spending, coupon redemption costs and returned product.  Customers generally do not have the right to return product unless it is damaged or defective.  Off-invoice allowances are deducted directly from the amount invoiced to our customer when our products are shipped to the customer. Offsets to revenue for allowances, end-user pricing adjustments and trade spending are recorded primarily as a reduction of accounts receivable based on our estimates of liability which are based on customer programs and historical experience. These offsets to revenue are based primarily on the quantity of product purchased over specific time periods.  For our Retail Supermarket and Frozen Beverages segments, we accrue for the liability based on products sold multiplied by per product offsets. Offsets to revenue for our Food Service segment are calculated in a similar manner for offsets owed to our direct customers; however, because shipments to end-users are unknown to us until reported by our direct customers or by the end-users, there is a greater degree of uncertainty as to the accuracy of the amounts accrued for end-user offsets.  Additional uncertainty may occur as customers take deductions when they make payments to us.  This creates complexities because our customers do not always provide reasons for the deductions taken.  Additionally, customers may take deductions to which they are not entitled and the length of time customers take deductions to which they are entitled can vary from two weeks to well over a year. Because of the aforementioned uncertainties, the process to determine these estimates requires judgment. We feel that due to constant monitoring of the process, including but not limited to comparing actual results to estimates made on a monthly basis, these estimates are reasonable in all material respects. Our recorded liability for allowances, end-user pricing adjustments and trade spending was approximately $14,000,000 and $12,090,000 at September 26, 2009 and September 27, 2008, respectively.

6.
We note that you record offsets to revenue for allowances, end-user pricing adjustments, trade spending, coupon redemption costs and returned products.  Please provide a detailed explanation of each customer program that creates each of revenue offset that you have disclosed, and provide your accounting policy for each individual program.

Company Response:

The Company does not have customer programs which are general to all customers or groups of companies with respect to revenue offsets.  Allowances, end-user pricing adjustments and trade spending are individually negotiated with each customer.  Coupon redemption costs are paid to a third party who manages coupon redemption costs among many manufacturers and retailers.  Returned products are approved individually with each customer.  Our accounting policy is to estimate or record these offsets at the time of sale.  We believe that our current disclosure as shown in our response to #5 as to accounting policies on this subject is proper and adequate.

7.
We note your disclosure surrounding the uncertainty in estimating revenue in your Food Service segment.  Please clarify how you have determined that your revenue is fixed or determinable and collectible upon shipment when shipments to end users are unknown to you, customers take deductions from the sales price when they pay you, and take deductions that they are not contractually entitled to take.

        Company Response:

        The Company proposes to change its disclosure going forward.  Please see our proposed changes to our revenue recognition discussion at our response to #5.

Results of Operations, page 14

8.
Your disclosure does not provide a discussion of the key indicators of financial condition and operating performance that management uses to analyze the short and long-term condition and results of the business.  Your MD&A discussion should “identify and address those key variables and other quantitative and qualitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.”  We refer you to Financial Reporting Codification 501.12b.1.  Therefore, please tell us the all the significant key variables that management uses to manage the business, both consolidated and by reportable segment, and revise your MD&A to disclose those key variables.

Company Response:

The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:

RESULTS OF OPERATIONS

Fiscal 2009 (52 weeks) Compared to Fiscal 2008 (52 weeks)

Net sales increased $23,688,000, or 4%, to $653,047,000 in fiscal 2009 from $629,359,000 in fiscal 2008.

We have four reportable segments, as disclosed in the accompanying notes to the consolidated financial statements: Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverages.

The Chief Operating Decision Maker for Food Service, Retail Supermarkets and The Restaurant Group and the Chief Operating Decision Maker for Frozen Beverages monthly review detailed operating income statements and sales reports in order to assess performance and allocate resources to each individual segment. In addition, the Chief Operating Decision Makers review and evaluate depreciation, capital spending and assets of each segment on a quarterly basis to monitor cash flow and asset needs of each segment.

Food Service

Sales to food service customers increased $17,559,000, or 4%, to $417,753,000 in fiscal 2009.  Soft pretzel sales to the food service market decreased $313,000, or about 1/3 of one percent, to $99,471,000 for the year.  Unit sales of soft pretzels were down 3% for the year which is a continuation of a multi-year trend of flat or modestly up or down sales.  Sales of bakery products excluding biscuit and dumpling sales and fruit and fig bar sales, increased $6,607,000, or 4%, for the year.  Biscuit and dumpling sales were up 8% to $32,845,000 due to increased distribution and new product offerings.  Sales of fig and fruit bars increased 11% to $29,497,000 due to strong volume growth spread across our customer base.  Churro sales were up 16% for the year with $29,404,000 of sales in 2009 with over 80% of the sales increase coming from sales to one customer who previously had not been a purchaser of churros.   Frozen juice bar and ices sales decreased $934,000 or 2% to $50,272,000 for the year. Our sales of frozen juice bar and ices to school foodservice have been impacted and we expect them to continue to be impacted by nutritional concerns. Sales of our funnel cake products were up $2,872,000, or 49%, with sales to one customer who previously had not been a purchaser of funnel cake products accounting for about one-half of the increase and sales of funnel cake fries, a product introduced in the fourth quarter of fiscal 2008, accounting for the balance. Sales of new products in the first twelve months since their introduction were approximately $12,600,000 in fiscal year 2009.  Price increases accounted for estimated sales of $13,700,000 in fiscal year 2009 and net volume increases, including new product sales as defined above, accounted for approximately $3,900,000 of sales in fiscal 2009. Operating Income in our Food Service segment increased from $24,784,000 in 2008 to $45,024,000 in 2009 primarily as a result of price increases and increased volume as discussed above and lower commodity costs of approximately $10,000,000.

Retail Supermarkets

Sales of products to retail supermarkets increased $8,046,000 or 14% to $65,158,000 in fiscal 2009. Total soft pretzel sales to retail supermarkets were $30,506,000, an increase of 11% from fiscal 2008, on a unit volume decrease of 2%.  Sales of frozen juice bars and ices increased 19% to $37,819,000 in 2009 on a case volume increase of 25%.  Increased trade spending of $1.3 million for the introduction of new frozen novelty items and a shift in product mix reduced sales dollars in relation to the unit volume increases.  Coupon redemption costs, a reduction of sales, increased 38% or about $1,029,000 for the year as we increased couponing in light of a trend toward increased use of coupons by shoppers. Sales of products in the first twelve months since their introduction were approximately $6,300,000 in fiscal year 2009.  Price increases accounted for estimated sales of $2,400,000 in fiscal year 2009 and net volume increases, including new product sales as defined above and net of increased coupon costs, accounted for approximately $5,600,000 of sales in fiscal 2009.  Operating Income in our Retail Supermarkets segment increased from $4,665,000 in 2008 to $7,442,000 in 2009 primarily as a result of price and volume increases.

The Restaurant Group

Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 23% primarily due to closings or licensings of stores in the past year.  At September 26, 2009, we had 4 stores open.  Sales of stores open for both years were down 7% for the year. Operating Loss in our Restaurant Group segment decreased from $140,000 in 2008 to $64,000 in 2009 primarily resulting from a decline in store closing costs.

Frozen Beverages

Frozen beverage and related product sales decreased $1,539,000 or 1% to $168,879,000 in fiscal 2009.  Beverage sales alone were down 1% for the year.  Gallon sales were down   2% for the year in our base ICEE business which is a continuation of a multi-year trend. Service revenue increased $3,210,000, or 8%, to $42,013,000 for the year as we continue to grow this part of our business to new and existing customers.  Frozen carbonated machine sales, which tend to fluctuate from year to year while following no specific trend, decreased $2,834,000 to $10,004,000 for the year.  The estimated number of company owned frozen beverage dispensers was 38,700 and 36,400 at September 26, 2009 and September 27, 2008, respectively. Operating Income in our Frozen Beverages segment increased from $14,027,000 in 2008 to $14,536,000 in 2009.

Consolidated

Other than as commented upon above by segment, there are no material specific reasons for the reported sales increases or decreases.  Sales levels can be impacted by the appeal of our products to our customers and consumers and their changing tastes, competitive and pricing pressures, sales execution, marketing programs, seasonal weather, customer stability and general economic conditions.

Gross profit as a percent of sales increased 2.28 percentage points in 2009 from 2008 to 32%.

Lower commodity costs in excess of $11,000,000 and higher pricing partially offset by higher workers’ compensation and group health benefit expense were the primary drivers causing the gross profit percentage increase. We presently expect commodity costs to be lower on a year to year comparison basis over the next several quarters; however, commodity costs can be extremely volatile and may be significantly different from what we are presently expecting.  As we are self insured for most of our workers compensation costs and group health benefit costs, they may go up or down without notice.

Total operating expenses decreased $1,665,000 to $141,906,000 in fiscal 2009 and as a percentage of sales decreased 1.08   percentage points to 22% of sales in 2009.  Other general income was $5,000 this year.  Other general income of $375,000 last year primarily consisted of gains on the disposition of assets and insurance gains in our Food Service and Frozen Beverages segments offset by store closing costs in our Restaurant Group segment of $102,000.  Marketing expenses decreased .45 percentage points and remained at 11% of sales.  Controlled spending in our Food Service and Frozen Beverages segments accounted for the overall decline.  Distribution expenses decreased .75 of a percentage point and remained at 8% of sales due to lower freight and fuel costs.  Administrative expenses were about 3-1/2% of sales in both years.

Operating income increased $23,602,000, or 54%, to $66,938,000 in fiscal 2009 as a result of the aforementioned items.

Investment income decreased by $1,279,000 to $1,386,000 due to the general decline in the level of interest rates.

The effective income tax rate was 39% in both fiscal years.

Net earnings increased $13,404,000, or 48%, in fiscal 2009 to $41,312,000, or $2.21 per diluted share as a result of the aforementioned items.

There are many factors which can impact our net earnings from year to year and in the long run, among which are the supply and cost of raw materials and labor, insurance costs, factors impacting sales as noted above, the continuing consolidation of our customers, our ability to manage our manufacturing, marketing and distribution activities, our ability to make and integrate acquisitions and changes in tax laws and interest rates.

9.
Your disclosure within your Food Service results of operations discussion states, “[t]he changes in sales throughout the Food Service Segment were from a combination of volume changes and price increases.”  This disclosure does not comply with the disclosure requirement in Regulation S-K, Rule 303(a)(3)(iii).  Therefore, please revise to disclose the extent to which increases in revenue in the  Food Service segment were attributable to increases in price, volume or the introduction of new products and services.  You should revise your Retail Supermarkets results of operations discussion to provide similar disclosure.

Company Response:

See our response to #8.

10.
You provide disclosure about the current period increase or decrease in sales of your various products within your Food Service, Retail Supermarkets and Frozen Beverage segments.  However, you have not provided an analysis as to the reason(s) why the sales of the products have increased or decreased in the current period or provided a discussion of any known or expected trends that management has observed based upon the results of your product sales.  Please revise your discussion accordingly.  We refer to Financial Reporting Codification 501.12.b.4.

Company Response:

See our response to #8.

11.	In addition to discussing the results of revenue by reportable segment, provide a discussion of the results of operating income by segment.

Company Response:

See our response to #8.

Consolidated Statements of Earnings, page F-4

12.
Please tell us what consideration you have given to separate presentation of product and services revenue and related cost of revenue in your income statements pursuant to Regulation S-X, Rules 5-03.1 and 2.  As part of your response, please quantify the amount of service revenue recognized for each year reported.

Company Response:

The amount of repair and maintenance service revenue recognized for each period is:

2009	$42,013,000 , or 6% , of consolidated net sales of $653,047,000
2008	$38,803,000, or 6% , of consolidated net sales of $629,359,000
2007	$31,249,000, or 5% , of consolidated net sales of $568,901,000

Since the revenue is less than 10% of the total of product and services revenue, we have not reported product and services revenue separately in accordance with Regulation S-X, Rules 5-03.1 and 2.

Note O – Segment Reporting, page F-23

13.	Please revise to provide disclosure of your products and services pursuant to ASC Topic 280-10-50-40.

      Company Response:
      We note that products sold within our Food Service, Retail Supermarket and Restaurant Group segments are similar products and sales of such are appropriately disclosed in Note O pursuant to ASC Topic 280-10-50 40.  However, proposed revisions to be made to Note O in future filings relative to the Frozen Beverage segment are:

NOTE O – SEGMENT REPORTING

Frozen Beverages

We sell frozen beverages and related products to the food service industry, including our restaurant group, primarily under the names ICEE, SLUSH PUPPIE and ARCTIC BLAST in the United States, Mexico and Canada.  We also provide repair and maintenance service to customers for customers’ owned equipment, which revenue was $42,013,000, $38,803,000 and $31,249,000 in fiscal years 2009, 2008 and 2007, respectively. Additionally, we sell frozen carbonated machines, which revenue was $10,004,000, $12,838,000 and $13,778,000 in fiscal years 2009, 2008 and 2007, respectively.

Please review our responses and contact me if you have any further questions or comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis G. Moore
Dennis G. Moore
Senior Vice President and Chief Financial Officer